Exhibit 99.1

Medicenna Announces the Launch of a Marketed Underwritten Public Offering of Units

TORONTO and HOUSTON, August 8, 2022 - Medicenna Therapeutics Corp. (“Medicenna” or the “Company”) (Nasdaq: MDNA, TSX: MDNA), a clinical stage immunotherapy company, announced today the launch of a marketed underwritten public offering of units of the Company (the “Units”) in the United States (the “Offering”). Each Unit will be comprised of one common share and one warrant to purchase common shares (a “warrant” and, collectively, the “Warrants”).

The Offering is expected to be priced in the context of the market, with the final terms of the Offering to be determined at the time of pricing. There can be no assurance as to whether or when the Offering may be completed, or as to the actual size or terms of the Offering.

The Company plans to use the net proceeds of the Offering primarily to fund the clinical development of MDNA11, the pre-clinical development of a BiSKIT candidate, working capital and for general corporate purposes.

Guggenheim Securities, LLC is acting as sole book-running manager for the Offering. Bloom Burton Securities Inc. is acting as co-manager for the Offering.

The Offering is made pursuant to a registration statement on Form F-10 (File No. 333-238905), declared effective by the United States Securities and Exchange Commission (the “SEC”) on July 30, 2020 (the “Registration Statement”) and the Company’s existing Canadian short form base shelf prospectus (the “Base Shelf Prospectus”) dated July 28, 2020. A preliminary prospectus supplement dated August 8, 2022 has been filed relating to the Offering and a final prospectus supplement relating to the Offering (together with the Base Shelf Prospectus and the Registration Statement, including the documents incorporated by reference therein, the “Offering Documents”) will be filed with the applicable securities commissions in Canada and with the SEC in the United States.

The Offering Documents will contain important detailed information about the Offering. Copies of the Offering Documents will be available for free by visiting the Company’s profiles on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com or the SEC’s website at www.sec.gov, as applicable. Alternatively, copies of the prospectus supplement will be available upon request by contacting Guggenheim Securities, LLC, Attention: Equity Syndicate Department, 300 Madison Avenue, 8th Floor, New York, New York 10017, or by telephone at (212) 518-9544 or by email at GSEquityProspectusDelivery@guggenheimpartners.com. Prospective investors should read the Offering Documents before making an investment decision. A final prospectus supplement to the Base Shelf Prospectus and the Registration Statement (including all documents incorporated therein by reference) relating to the issuance of the common shares upon exercise of the Warrants will also be filed with the applicable securities commissions in Canada and with the SEC in the United States.

The closing of the Offering will be subject to customary closing conditions, including the listing of the common shares on the Toronto Stock Exchange and the Nasdaq Capital Market and any approvals of each exchange.

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Medicenna

Medicenna is a clinical-stage immunotherapy company focused on the development of novel, highly selective versions of IL-2, IL-4 and IL-13 Superkines and Empowered Superkines.

Forward-Looking Statement

This news release contains forward-looking statements under applicable securities laws and relates to the future operations of the Company and other statements that are not historical facts. Forward-looking statements are often identified by terms such as "will", "may", "plans", "expects", and similar expressions. All statements other than statements of historical fact, included in this release, including the statements regarding the completion of the Offering, the anticipated use of proceeds for the Offering and the future plans and objectives of the Company, are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include, but are not limited to, the Company’s ability to successfully sell units at an acceptable price in the proposed Offering, the Company’s ability to access capital generally, the Company’s ability to develop candidates through the successful and timely completion of preclinical assays, studies and clinical trials, the receipt of all regulatory approvals by the Company to commence and then continue clinical studies and trials, the satisfaction of customary closing conditions related to the Offering, and other risks detailed in the Offering Documents. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements only as expressly required by Canadian and United States securities law.

Further Information

For further information about the Company please contact:

Elizabeth Williams, Chief Financial Officer, 416-648-5555, ewilliams@medicenna.com

Investor Contact

For more investor information, please contact:

Dan Ferry, Managing Director, LifeSci Advisors, 617-430-7576, daniel@lifesciadvisors.com